UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated May 03, 2010: Paragon Shipping Inc. Reports First Quarter 2010 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 03, 2010	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS FIRST QUARTER 2010 RESULTS

ATHENS, Greece, May 3, 2010 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three months ended March 31, 2010.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce the results for the first quarter of 2010, our eleventh consecutive profitable quarter since becoming a public company. The fact that we have been able to sustain profitability during this period demonstrates that our business model works in both good and challenging markets.”

Mr. Bodouroglou concluded, “The first quarter of 2010 has been a particularly active quarter for us. We have purchased the 2009-built Panamax drybulk carrier “Dream Seas”, which is scheduled to be delivered to us between June and July 2010. In addition, we have entered into shipbuilding contracts for the construction of two Chinese-built, drybulk Handysize class vessels of approximately 37,200 deadweight tons and two Kamsarmax class vessels of approximately 82,000 deadweight tons. These vessels are scheduled to be delivered during the fourth quarter 2011 for the Handysize class vessels and second and third quarters 2012 for the Kamsarmax class vessels. Furthermore, the Company has the option to build an additional two Handysize and two Kamsarmax drybulk carriers for delivery in the third and fourth quarter 2012, respectively. We have approached our growth strategy with caution and deliberation. We have continued with our policy for providing cash flow visibility by fixing “Dream Seas” on a three year period charter, while expanding the sectors within which we operate by contracting to acquire vessels in the Kamsarmax and Handysize sectors. We continue our search for acquisition candidates to further expand our fleet and provide long-term shareholder value.”

First Quarter 2010 Financial Results:

Time charter revenue for the first quarter of 2010 was $31.4 million, compared to $41.6 million for the first quarter of 2009. The Company reported net income of $9.2 million, or $0.18 per basic and diluted share for the first quarter of 2010, calculated on 49,481,525 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the first quarter of 2009, the Company reported net income of $19.2 million, or $0.71 per basic and diluted share, calculated on 27,077,348 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the first quarter of 2010 was $8.1 million, or $0.16 per basic and diluted share. This compares to adjusted net income of $14.7 million, or $0.54 per basic and diluted share for the first quarter of 2009. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $19.6 million for the first quarter of 2010, compared to $31.8 million for the first quarter of 2009. This was calculated by adding to net income of $9.2 million for the first quarter of 2010, net interest expense and depreciation that in the aggregate amounted to $10.4 million for the first quarter of 2010. Adjusted EBITDA, excluding all non-cash items described below, was $17.8 million for the first quarter of 2010, compared to $26.7 million for the first quarter of 2009. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated an average of 11.2 vessels during the first quarter of 2010, earning an average time charter equivalent rate, or TCE rate, of $29,882 per day, compared to an average of 12 vessels during the first quarter of 2009, earning an average TCE rate of $37,179 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the first quarter of 2010 were $6.9 million, or approximately $6,883 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $2.4 million of share-based compensation for the period. For the first quarter of 2009, total adjusted operating expenses were $7.1 million, or approximately $6,567 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.2 million of share-based compensation.

First Quarter 2010 Non-cash Items

The Company’s results for the three months ended March 31, 2010 included the following non-cash items:

▪

Non-cash revenue of $2.9 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $2.2 million to net income, or $0.04 to basic and diluted earnings per share, for the three months ended March 31, 2010.

▪

Profit on sale of MV Blue Seas of $0.3 million, or $0.01 per basic and diluted share.

▪

An unrealized gain from interest rate swaps of $1.0 million, or $0.02 per basic and diluted share, for the three months ended March 31, 2010.

▪

Non-cash expenses of $2.4 million, or $0.05 per basic and diluted share, relating to the amortization for the three months ended March 31, 2010, of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items increased net income by $1.1 million, or $0.02 to earnings per basic and diluted share, for the three months ended March 31, 2010.

Dividend Declared

The Company’s Board of Directors declared a quarterly dividend of $0.05 per share with respect to the first quarter of 2010, payable on or about May 31, 2010 to shareholders of record as of the close of business on May 17, 2010.

Recent Fleet Developments

The Company has agreed to acquire a 2009-built Panamax bulk carrier, to be named “Dream Seas”, with a carrying capacity of 75,151 dwt. The vessel was built at the Hudong Zhonghua Shipyard, Shanghai and acquired for $41 million. The “Dream Seas” will be financed through a combination of cash and debt and is expected to be delivered to the Company within June and July 2010. The Company also announced that it has entered the “Dream Seas” into a period time charter agreement with Intermare Transport GMBH, a leading German based commodities trading house, for a minimum 35 months and maximum 37 months at a gross daily time charter rate of $20,000.

The Company has also entered into shipbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels, each approximately 37,200 deadweight tons, or dwt, and two Kamsarmax drybulk vessels, each approximately 82,000 dwt, for an aggregate purchase price of approximately $111.5 million. The Company expects to take delivery of the Handysize drybulk vessels in the fourth quarter of 2011 and the Kamsarmax drybulk vessels in the second and third quarters of 2012. Following the delivery of these four vessels, the Company’s fleet will expand to 16 vessels with an aggregate carrying capacity of approximately 1,000,000 dwt. Furthermore, the Company has the option, up until May 6, 2010, to enter into agreements to build an additional two Handysize and two Kamsarmax drybulk vessels with expected deliveries in the third and fourth quarters of 2012, respectively, if the options are exercised.

Time Charter Coverage Update

Pursuant to its time chartering strategy, Paragon Shipping Inc. mainly employs vessels under fixed rate charters for periods ranging from one to five years. Assuming all charter options are exercised and including the “Dream Seas” but excluding the newbuilding vessels, the Company has secured under such contracts 100%, 91% and 49% of its fleet capacity in the remainder of 2010, in 2011 and in 2012, respectively.

Cash Flows

For the three months ended March 31, 2010, the Company generated net cash from operating activities of $16.6 million, compared to $23.3 million for the three months ended March 31, 2009. For the three months ended March 31, 2010, net cash from investing activities was $18.3 million and net cash used in financing activities was $38.1 million. For the three months ended March 31, 2009, net cash used in investing activities was $43.0 million and net cash used in financing activities was $11.7 million.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its first quarter 2010 results on May 4, 2010 at 9:30 a.m. Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "Paragon."

A replay of the conference call will be available until May 11, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Paragon Shipping website (www.paragonship.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of eleven vessels with a total carrying capacity of 719,483 dwt.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:	Investor Relations / Media
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

- Tables Follow -

Updated Fleet List

The following tables represent our fleet and the additional secondhand vessel and newbuilding vessels that we have agreed to acquire, as well as options to acquire an additional four newbuildings, as of May 3, 2010.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	2	89,862
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	11	719,483

Secondhand vessel that we have agreed to acquire

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Total Panamax	1	75,151
Grand Total	1	75,151

Newbuildings that we have agreed to acquire

Name	Type	Dwt	Year Built
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Hull no. 622	Kamsarmax	82,000	2012
Total Panamax	2	164,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Total Handymax	2	74,400
Grand Total	4	238,400

Options to acquire newbuildings (1)

Name	Type	Dwt	Year Built
Kamsarmax
Hull no. 623	Kamsarmax	82,000	2012
Hull no. 624	Kamsarmax	82,000	2012
Total Panamax	2	164,000
Handysize
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handymax	2	74,400
Grand Total	4	238,400

(1)

These options expire on May 6, 2010

Summary Fleet Data

	Quarter Ended March 31, 2009	Quarter Ended March 31, 2010
FLEET DATA
Average number of vessels (1)	12.0	11.2
Available days for fleet (2)	1,057	990
Calendar days for fleet (3)	1,080	1,004
Fleet utilization (4)	98%	99%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	37,179	29,882
Time charter equivalent adjusted (5)	32,846	26,955
Vessel operating expenses (6)	4,913	4,675
Drydocking expenses (7)	37	119
Management fees adjusted (8)	829	878
General and administrative expenses adjusted (9)	788	1,211
Total vessel operating expenses adjusted (10)	6,567	6,883

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days with major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(8)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(10)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

Time Charter Equivalents Reconciliation

(Expressed in United States Dollars)

	Quarter Ended March 31, 2009	Quarter Ended March 31, 2010
Time Charter Revenues	41,598,840	31,406,252
Less Voyage Expenses	(56,295)	(84,555)
Less Commission	(2,243,951)	(1,738,378)
Total Revenue, net of voyage expenses	39,298,594	29,583,319
Total available days	1,057	990
Time Charter Equivalent	37,179	29,882
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	41,598,840	31,406,252
Less Voyage Expenses	(56,295)	(84,555)
Less Commission	(2,243,951)	(1,738,378)
Total Revenue, net of voyage expenses	39,298,594	29,583,319
Less Amortization of Below Market Acquired Time Charters	(4,580,635)	(2,897,745)
Total Revenue, net of voyage expenses Adjusted	34,717,959	26,685,574
Total available days	1,057	990
Time Charter Equivalent Adjusted	32,846	26,955

PARAGON SHIPPING INC.

Condensed Cash Flow Information

(Expressed in United States Dollars)

	Quarter Ended March 31, 2009	Quarter Ended March 31, 2010
Cash and Cash Equivalents, beginning of period	68,441,752	133,960,178

Operating Activities	23,305,166	16,624,696
Investing Activities	(43,000,000)	18,274,230
Financing Activities	(11,735,020)	(38,133,688)
Net decrease in Cash and Cash Equivalents	(31,429,854)	(3,234,762)
Cash and Cash Equivalents, end of period	37,011,898	130,725,416

EBITDA Reconciliation (1)

(Expressed in United States Dollars)

	Quarter Ended March 31, 2009	Quarter Ended March 31, 2010
Net Income	19,184,777	9,159,495
Plus Net Interest expense	4,088,165	2,390,713
Plus Depreciation	8,552,309	8,035,874
EBITDA	31,825,251	19,586,082
Adjusted EBITDA Reconciliation
Net Income	19,184,777	9,159,495
Non-cash revenue and depreciation due to below market acquired time charters	(3,900,722)	(2,217,147)
Profit on sale of vessel	-	(262,490)
Unrealized gain from interest rate swaps	(726,321)	(1,015,937)
Non-cash expenses from the amortization of share based compensation cost recognized	150,493	2,409,345
Adjusted Net Income	14,708,227	8,073,266
Plus Net Interest expense	4,088,165	2,390,713
Plus Depreciation (2)	7,872,395	7,355,276
Adjusted EBITDA	26,668,787	17,819,255

(1)

Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

(2)

Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended March 31, 2009	Quarter Ended March 31, 2010
Net Income	19,184,777	9,159,495
Weighted average number of Class A common shares basic	27,077,348	49,481,525
Weighted average number of Class A common shares diluted	27,077,348	49,481,525
Earnings per Class A common shares basic	0.71	0.18
Earnings per Class A common shares diluted	0.71	0.18
Reconciliation of Net Income to Adjusted Net Income
Net Income	19,184,777	9,159,495
Non-cash revenue and depreciation due to below market acquired time charters	(3,900,722)	(2,217,147)
Profit on sale of vessel	-	(262,490)
Unrealized gain from interest rate swaps	(726,321)	(1,015,937)
Non-cash expenses from the amortization of compensation cost recognized	150,493	2,409,345
Adjusted Net Income	14,708,227	8,073,266
Weighted average number of common shares basic	27,077,348	49,481,525
Weighted average number of common shares diluted	27,077,348	49,481,525
Adjusted earnings per share basic (1)	0.54	0.16
Adjusted earnings per share diluted (1)	0.54	0.16

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2009 and March 31, 2010
(Expressed in United States Dollars)
December 31, 2009 March 31, 2010
Assets
Current assets
Cash and cash equivalents..........	133,960,178	130,725,416
Restricted cash..............	31,000,000	31,000,000
Assets held for sale............	18,050,402	-
Trade receivables.............	2,187,039	913,065
Other receivables.............	2,233,809	2,265,704
Prepaid expenses.............	464,804	89,190
Due from management company........	1,231,879	1,434,761
Inventories.............	921,325	887,518
Total current assets	190,049,436	167,315,654
Fixed assets
Vessels at cost.............	683,721,898	683,721,898
Less: accumulated depreciation.......	(78,989,341)	(87,021,065)
Other fixed assets	51,718	86,232
Total fixed assets	604,784,275	596,787,065
Other assets.............	1,380,577	1,525,198
Restricted cash.............	15,510,000	15,510,000
Other long-term receivables............	968,560	373,641
Total Assets	812,692,848	781,511,558
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $17,300
and $2,090 as of December 31, 2009 and March 31, 2010 respectively)	1,951,695	1,843,290
Accrued expenses...............	2,416,524	2,031,769
Interest rate swaps..............	6,820,289	5,782,439
Deferred income..............	3,701,832	2,538,879
Current portion of long-term debt.....	39,200,000	37,200,000
Liability associated with vessel held for sale.....	24,900,000	-
Total current liabilities	78,990,340	49,396,377
Long-Term Liabilities
Long-term debt.............	270,235,000	262,310,000
Deferred income..............	461,390	667,555
Interest rate swaps.............	1,467,499	1,489,412
Below market acquired time charters.......	5,272,801	2,375,060
Total long-term liabilities	277,436,690	266,842,027
Total Liabilities	356,427,030	316,238,404
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued,
none outstanding at December 31, 2009 and March 31, 2010	-	-
Class A common shares, $0.001 par value; 120,000,000
authorized 51,189,033 issued and outstanding at December 31, 2009
and 51,233,033 issued and outstanding at March 31, 2010	51,189	51,233
Class B common shares, $0.001 par value; 5,000,000 authorized
none issued and outstanding at December 31, 2008 and March 31, 2010	-	-
Additional paid-in capital........	408,619,010	411,028,311
Retained earnings.......	47,595,619	54,193,610
Total shareholders' equity	456,265,818	465,273,154
Total Liabilities and Shareholders' Equity	812,692,848	781,511,558

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2009 and 2010
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2009	March 31, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $4,580,635 and $2,897,745 for the
three months ended March 31, 2009 and 2010, respectively)	41,598,840	31,406,252
Less: commissions	2,243,951	1,738,378
Net Revenue	39,354,889	29,667,874
Expenses/(Income)
Voyage expenses	56,295	84,555
Vessels operating expenses (including expenses charged by a
related party of $48,200 and $73,366 for the three months ended
March 31, 2009 and 2010, respectively)	5,305,995	4,694,074
Dry-docking expenses	39,664	119,324
Management fees charged by a related party	895,640	881,409
Depreciation	8,552,309	8,035,874
General and administrative expenses (including share
based compensation of $150,493 and $2,409,345 for the three months ended
March 31, 2009 and 2010, respectively)	1,001,440	3,625,435
Profit on sale of assets held for sale	-	(262,490)
Gain from vessel early redelivery	-	(113,338)
Operating Income	23,503,546	12,603,031

Other Income/(Expenses)
Interest and finance costs	(4,308,367)	(2,546,488)
Loss on interest rate swaps	(292,930)	(1,083,280)
Interest income	220,202	155,775
Foreign currency gain	62,326	30,457
Total Other Expenses, net	(4,318,769)	(3,443,536)
Net Income	19,184,777	9,159,495

Earnings per Class A common share, basic and diluted	$ 0.71	$ 0.18

Weighted average number of Class A common shares, basic and diluted	27,077,348	49,481,525

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
For the three months March 31, 2009 and 2010
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
				(Accumulated
			Additional	Deficit)/
	Number of	Par	Paid-in	Retained
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	40,600	41	150,452		150,493
Dividends declared (0.05 per share)				(1,358,806)	(1,358,806)
Net Income..........				19,184,777	19,184,777
Balance March 31, 2009	27,179,115	27,180	318,665,942	7,714,621	326,407,743

Balance January 1, 2010	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares, and share based compensation	44,000	44	2,409,301		2,409,345
Dividends declared (0.05 per share)				(2,561,504)	(2,561,504)
Net Income..........				9,159,495	9,159,495
Balance March 31, 2010	51,233,033	51,233	411,028,311	54,193,610	465,273,154

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2009 and 2010
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2009	March 31, 2010

Cash flows from operating activities
Net Income...............	19,184,777	9,159,495
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation.................	8,552,309	8,035,874
Profit on sale of assets held for sale	-	(262,490)
Amortization of below and above market acquired time charters	(4,580,635)	(2,897,745)
Amortization of financing costs..............	501,201	342,629
Share based compensation.............	150,493	2,409,345
Unrealized gain on interest rate swaps............	(726,321)	(1,015,937)
Changes in assets and liabilities
Trade receivables..............	(546,940)	1,273,974
Other receivables..............	22,678	(31,895)
Prepaid expenses..............	57,977	375,614
Inventories.............	(36,111)	33,807
Due from management company.............	(516,305)	(202,882)
Other long term receivables.............	74,760	594,919
Trade accounts payable...............	(61,518)	(108,405)
Accrued expenses...............	1,328,757	(124,819)
Deferred income...............	(99,956)	(956,788)
Net cash from operating activities	23,305,166	16,624,696
Cash flow from Investing Activities
Net proceeds from sale of assets held for sale.........	-	18,312,892
Increase in other fixed assets..............	-	(38,662)
Restricted cash (net)................	(43,000,000)	-
Net cash (used in) / from investing activities	(43,000,000)	18,274,230
Cash flows from financing activities
Proceeds from long-term debt.............	30,000,000	-
Repayment of long-term debt..............	(41,575,000)	(34,825,000)
Payment of financing costs.............	(160,020)	(747,184)
Dividends paid.............	-	(2,561,504)
Net cash used in financing activities	(11,735,020)	(38,133,688)
Net decrease in cash and cash equivalents	(31,429,854)	(3,234,762)
Cash and cash equivalents at the beginning of the period	68,441,752	133,960,178
Cash and cash equivalents at the end of the period	37,011,898	130,725,416
Supplemental disclosure of cash flow information
Cash paid during the period for interest...............	1,991,608	2,016,497